

Mail Stop 4628

August 16, 2016

Ben van Beurden
Chief Executive Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague
The Netherlands

     Re: **Royal Dutch Shell plc**
            Form 20-F for Fiscal Year Ended December 31, 2015
            Filed March 10, 2016
            File No. 1-32575

Dear Mr. van Beurden:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2015

Market Overview, page 16

Crude Oil and Natural Gas Price Assumptions, page 17

1.   Disclosure under Note 8 to your financial statements indicates that you revised your long-term oil and gas price outlook in 2015, resulting in impairment charges. This disclosure also indicates that further downward revisions would lead to further impairments which are likely to be material. In view of these disclosures, expand the discussion here or elsewhere in your filing to provide a more detailed discussion of the trends in your long-term oil and gas price outlook and to describe the reasonably possible material impact of further downward revisions. In this regard, note that quantitative disclosure regarding the effects of known material trends and uncertainties should be considered, and may be

required to the extent material if quantitative information is reasonably available. See Item 5.D of Form 20-F and section III.B.3 of SEC Release No. 34-48960.

Financial Statements and Supplements, page 106

Note 8 Property, Plant and Equipment, page 130

2.   Regarding the revisions to your long-term oil and gas price outlook in 2015, address the following in reasonable detail:

- Describe your long-term oil and gas price outlook before and after the revision;

- Explain how the oil and gas prices in your long-term outlook, both before and after the revision, were determined;

- Tell us the specific annual oil and gas prices used in the cash flow projections underlying your impairment testing, and explain how these annual prices reflect your long-term price outlook;

Explain how the oil and gas prices in your long-term outlook compare to the prices used to evaluate project decisions, including those related to the adoption of development plans related to proved undeveloped reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources